Litigation Update

Federal Court Market Timing Litigation:
A number of private lawsuits have been filed including purported class and derivative lawsuits, making various allegations and naming as defendants various persons, including certain Scudder and Deutsche (now DWS) funds (singularly, a "Fund" and collectively, the "Funds"), the Funds' investment advisors and their affiliates, certain individuals
(including in some cases Fund Trustees/Directors, officers), and other parties. Each Fund's investment advisor has agreed to indemnify the applicable Funds in connection with these lawsuits, or other lawsuits or regulatory actions that may be filed making allegations similar to these lawsuits regarding market timing, revenue sharing, fund valuation or other subjects related to investigations of the foregoing matters. Based on currently available information, the Funds' investment advisors believe the likelihood that the pending lawsuits will have a material adverse financial impact on a Fund is remote and such actions are not likely to materially affect their ability to perform under their investment management agreements with the Funds.

Fifteen (15) class and derivative actions pertaining to market timing have been consolidated and transferred to a Multidistrict Litigation Panel in the District of Maryland ("MDL") (Multidistrict
Litigation 1586-In re Mutual Funds Investment
Litigation). The 11 Complaints originally filed in the Southern District of New York that were transferred to the MDL were virtually identical and each asserted claims against Deutsche Bank AG, Deutsche Investment Management Americas Inc.
("DIMA") and Deutsche Asset Management, Inc. as well as approximately 85 Funds in the Scudder and Deutsche family of funds and John Doe defendants.
The three cases that were originally filed in the Eastern District of New York and the one case originally filed in the District of Delaware are derivative actions brought by purported shareholders in certain of the Funds. These actions are against Deutsche Investment Management
Americas Inc., Deutsche Asset Management, Inc., and
John Doe defendants.

On September 29, 2004, two consolidated amended complaints, one a Consolidated Amended Class Action
Complaint and the other a Consolidated Amended Fund
Derivative Complaint, were filed in the MDL.

On January 11, 2006, Plaintiffs filed a Second
Consolidated Amended Class Action Complaint in the
MDL. The officer defendants have been voluntarily dismissed from the class action pursuant to a tolling agreement with Plaintiffs. Deutsche Bank
AG has been dismissed from the derivative action.
On March 16, 2007, the Court issued an opinion in the MDL granting in part and denying in part the Deutsche Defendants' motion to dismiss the Second
Consolidated Amended Class Action Complaint.

Plaintiffs filed a Third Consolidated Amended Class
Action Complaint ("Third Amended Complaint") on
December 10, 2007 in the MDL.  In the Third Amended
Complaint, the Plaintiffs added the names of Funds that they allegedly purchased or held during the class period. In addition, as contemplated in the Court's scheduling order, the Third Amended
Complaint added a new Plaintiff in an attempt to address standing challenges raised by the Defendants. On January 16, 2008, the Court granted in part and denied in part the Defendants' motion to dismiss certain claims on standing grounds.
Extensive discovery has been undertaken.  The
Defendants have filed a motion for summary judgment and various related motions, and Class Plaintiffs contemporaneously filed a motion for class certification. Briefing on these motions is now closed, and the Court heard oral argument on December 10-11, 2008.

State Court Market Timing Litigation:
On September 16, 2003, an action was commenced in the Circuit Court for Madison County, Illinois, entitled Potter v. Janus Investment Fund, et al.
Defendants include, among others, DIMA and the Scudder International Fund. On October 23, 2003,
Defendants removed the action to the United States
District Court for the Southern District of
Illinois. On February 9, 2004 the District Court remanded the case back to the Circuit Court for Madison County. Defendants appealed this decision.
On April 5, 2005 the Seventh Circuit Court of
Appeals reversed the District Court's decision and instructed the District Court to undo the remand order and dismiss the complaint. On May 27, 2005, the District Court, in accord with the Seventh
Circuit's mandate, dismissed the action with prejudice. On September 29, 2005, Plaintiffs filed a petition for a writ of certiorari to the Supreme
Court of the United States. On January 6, 2006, the Supreme Court granted the petition to address jurisdictional questions. On June 15, 2006, the
Supreme Court vacated the decision of the Seventh
Circuit and held that the Court of Appeals did not have jurisdiction to address the District Court's remand order. The case was remanded to and reopened in the Circuit Court for Madison County.
On November 13, 2006, Defendants removed the case to Federal District Court for a second time. On
April 6, 2007, the District Court remanded the case back to the Circuit Court for Madison County.
Defendants appealed this decision to the Seventh
Circuit, which dismissed the appeal for lack of jurisdiction on July 13, 2007. The case is now back in the Circuit Court for Madison County.
Argument on Defendants' motion to dismiss occurred in August 2007, and the parties are awaiting the Circuit Court's decision. The Circuit Court issued an Order dated July 16, 2008 stating that the issues raised by the motion to dismiss are nearly identical to those in a pending appeal in an action involving the Putnam funds, and that the Court would therefore wait for the decision of the Illinois Appellate Court in that case before ruling on the motion to dismiss. On January 6, 2010, the Illinois Appellate Court ruled in favor of the Putnam fund defendants and against the plaintiffs in that action, holding that the plaintiffs' claims are precluded by the Securities Litigation Uniform
Standards Act. The plaintiffs may file a motion for rehearing in the Illinois Appellate Court or may petition the Illinois Supreme Court for leave to appeal the decision of the Illinois Appellate
Court.

Federal Court Revenue Sharing Litigation:
The following purported class actions pertaining to revenue sharing were filed in the Southern District of New York: Walker v. Deutsche Bank AG, et al.,
Mazza v. Deutsche Bank AG, et al. and Icardo v.
Deutsche Bank AG, et al. These three class actions were consolidated. The consolidated Complaint filed on December 19, 2005 named as defendants Deutsche
Bank AG, certain affiliated adviser entities, and Scudder Distributors Inc. On August 15, 2007, the
Court granted the Defendants' motion to dismiss with prejudice and denied Plaintiffs' request for leave to amend the complaint. The Plaintiffs did not appeal, and the deadline for appealing this decision has now passed.

1-25-10


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